UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Under the Securities Exchange Act of 1934

MYOS RENS Technology Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62857P108

(CUSIP Number)

Joseph Mannello

c/o MYOS RENS Technology Inc.

45 Horsehill Road, Suite 106

Cedar Knolls, New Jersey 07927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 62857P108

1.	Name of Reporting Person: Joseph Mannello

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 716,893

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 716,893

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 716,893

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”) of MYOS RENS Technology Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey, 07927.

Item 2.    Identity and Background.

This Schedule 13D is filed by Joseph Mannello, a United States citizen (the “Reporting Person”). The address of the principal business and principal office of the Reporting Person is c/o MYOS RENS Technology Inc., 45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey, 07927.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On April 25, 2018, the Reporting Person purchased 221,774 shares of Common Stock in a private placement (the “Offering”) pursuant to a Securities Purchase Agreement between the Issuer and the Reporting Person (the “Purchase Agreement”) for an aggregate purchase price of $275,000. The Purchase Agreement provides that the Issuer will use its commercially reasonable efforts to file a registration statement with the Securities and Exchange Commission within 30 days from the closing of the Offering with respect to the resale of the Common Stock issued in the Offering and will use its commercially reasonable efforts to obtain effectiveness of the registration statement within 90 days of the closing of the Offering. The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

On August 24, 2017, the Issuer entered into an employment agreement with the Reporting Person to serve as its permanent Chief Executive Officer. In connection with the agreement, the Reporting Person was granted a stock option to purchase 300,000 shares of Common Stock at an exercise price of $4.00 per share, which option vests in eight equal annual installments on the last day of each fiscal quarter starting with September 30, 2017. In addition, between November 15, 2016 and January 3, 2018, the Reporting Person was granted 19,984 shares of Common Stock as restricted stock awards.

In addition, the Reporting Person acquired (a) 94,000 shares of Common Stock on the open market between April 4, 2016 and December 21, 2017 for approximately $133,000, (b) 144,634 shares of Common Stock and warrants to purchase 100,001 shares of Common Stock in a private placement that was consummated on January 27, 2014 for $1.0 million and (c) 24,000 shares of Common Stock in a private placement that was consummated on July 6, 2012 for $300,000.

Item 4.    Purpose of Transaction.

The Reporting Person acquired the Common Stock based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity. The Reporting Person may purchase additional securities if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Mr. Mannello is the chief executive officer and director of the Issuer. Except in Mr. Mannello’s capacity as an officer and director of the Issuer or as otherwise set forth herein, the Reporting Person does not has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person reserves the right to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of options and warrants, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person reserves the right to change its intention with respect to any and all matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7-13 of the cover page of this Schedule 13D are incorporated herein by reference. The percentage in Item 13 of the cover page is based on 7,473,723 shares of Common Stock issued and outstanding as of the date of this Schedule 13D.

(c) Except as described in Item 3 and Item 4 of this Schedule 13D, there have been no transactions effected with respect to the Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement, dated April 28, 2018, by and between the Issuer and each of the Purchasers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 27, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 7, 2018

By: /s/ Joseph Mannello
Name: Joseph Mannello

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)